Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports 2019 Q4 and full-year results, announces 2020 financial targets

5% dividend increase to $3.33 per year

●	BCE adjusted EBITDA up 4.8% in Q4 on year-over-year growth at all Bell operating segments, driven by 1.6% higher revenue, cost control and IFRS 16 impact
●	Total wireless net additions of 123,582 in Q4 generated 3.6% revenue growth and 7.4% higher adjusted EBITDA in an intensely competitive quarter
●	57,678 total retail Internet and IPTV net customer additions; Bell’s leading wireline margin improves 60 basis points to 43.3%
●	Grew combined fibre to the premises and Wireless Home Internet footprint by about 760,000 homes and businesses in 2019; direct fibre program now 53% complete
●	Strong Q4 Bell Media results with 3.4% revenue growth; adjusted EBITDA up 16.5%
●	Bilingual Crave and Super Écran direct-to-consumer service launched January 28
●

Net earnings increased 12.6% to $723 million; net earnings attributable to common shareholders grew 10.9% to $672 million, or $0.74 per common share, up 8.8%; adjusted net earnings of $794 million generated adjusted EPS of $0.88, down 1.1%

●	Q4 cash flows from operating activities increased 16.9% to $2,091 million; Q4 free cash flow of $894 million contributed to 7.0% growth for full-year 2019

MONTRÉAL, February 6, 2020 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2019, provided financial guidance for 2020, and announced a 5%, or $0.16 per share, increase in the BCE annual common share dividend to $3.33.

“Bell’s leading network performance, service innovations and focused execution by our team delivered very positive results in a highly competitive fourth quarter. Our wireless, wireline and media operating segments all contributed to our strong financial performance as we welcomed more than 181,000 net new wireless, Internet and IPTV subscribers to Bell in the quarter and approximately 743,000 for the year, a 5% increase over 2018,” said Mirko Bibic, Bell’s President and Chief Executive Officer. “I am also pleased to announce today the latest increase in BCE’s dividend to $3.33 per common share – our 12th consecutive year of 5% or higher growth in the common share dividend.”

“These results underscore that Bell is well positioned to lead the way as we take Canadian communications into the next generation with all-fibre broadband and mobile 5G services. Bell’s goal is advancing how Canadians connect with each other and the world, and our team will deliver by championing customer experience in this new world of communications possibilities,” said Mr. Bibic. “Bell is ready to launch initial 5G service, and we are eager to build on our and the broader Canadian industry’s success in delivering high-quality mobile 4G access to more than 99% of the national population. Canada’s wireless infrastructure is the envy of the world for its coverage, speed and reliability, and consumers are taking full advantage of these high-performance networks, enhanced data services and falling prices to get more value from wireless than ever before. In fact, Bell gained more net new wireless subscribers in 2019 than in

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any year since 2005. As we enter the exciting next generation of mobile connectivity, it bears emphasizing that we need a regulatory environment that encourages the ongoing significant capital investment and speedy deployment of wireless spectrum necessary to enable Canada to also lead the way in 5G.”

KEY BUSINESS DEVELOPMENTS

Bell announces 5G partnership with Nokia

As part of our mobile 5G strategy, Bell today announced our first 5G network equipment supplier agreement with long-time partner Nokia. The Finnish company has quickly become a leading international vendor of 5G network solutions with more than 60 commercial 5G contracts with wireless carriers worldwide. Bell is ready to deliver initial 5G service in urban centres across Canada as next-generation smartphones come to market in 2020, and will continue to enhance 5G access speeds, capacity and coverage as additional 5G wireless spectrum, including in the 3.5 GHz band, becomes available this year through the federal government’s spectrum auction process. To learn more about Bell 5G, please visit Bell.ca/Network.

Broadband expansion for centres large and small

As part of its fibre to the premises (FTTP) expansion into the populous 905 region surrounding Toronto, Bell is bringing direct fibre links to more than 200,000 residential and business locations in the City of Hamilton. We also continue to expand the reach of our fibre network in smaller centres, including in Northern Manitoba to approximately 2,800 locations in the City of Flin Flon. More rural Canadians continue to have access to Bell broadband with the ongoing expansion of our Wireless Home Internet service with recent deployments to dozens more small communities in Eastern Ontario, in the Eastern Townships and the Montérégie region in Québec.

Bell Media: bilingual Crave, Super Bowl success

Bell Media’s Crave is now a bilingual TV and streaming service offering more than 6,000 hours of exclusive francophone content from Crave and Super Écran as well as French-language versions of Showtime and HBO programming. Launched January 28, bilingual Crave is available through participating television providers and at Crave.ca. With simultaneous substitution back for the February 2 broadcast of Super Bowl LIV, CTV, TSN and RDS achieved a record Super Bowl audience of 9.5 million viewers. TSN and RDS extended their exclusive long-term broadcast partnerships with the Canadian Football League, including the Grey Cup, and with Hockey Canada, including the annual IIHF World Junior Championship.

Bell innovation tackles fraudulent calls

Bell has developed network technology based on Artificial Intelligence and machine learning that could block approximately 120 million more fraudulent telephone calls per month than the call-blocking methods currently mandated by the CRTC. Bell is eagerly awaiting the CRTC’s approval to test the new system, which uses proprietary algorithms and cross-referencing with the Canadian Anti-Fraud Centre (CAFC) to identify and block only verifiably fraudulent calls.

Record-setting Bell Let’s Talk Day

Bell Let’s Talk Day on January 29 set new records for engagement with 154,387,425 million calls, texts and social media messages from Canadians and people around the world calling for action in mental health. With a Bell donation of 5 cents for each communication, our funding for Canadian mental health grew by $7,719,371.25 and brought Bell’s total funding commitment to $108,415,135. Bell Let’s Talk announced new support for Strongest Families Institute in the

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Northwest Territories, Peguis First Nation in Manitoba, William Osler Health System in Ontario and Fondation de ma vie in Québec, as well as the national 2020 Bell Let’s Talk Community Fund.

BCE RESULTS

Financial Highlights

($ millions except per share amounts)
(unaudited)	Q4 2019	Q4 2018	% change	2019	2018	% change
BCE
Operating revenues	6,316	6,215	1.6%	23,964	23,468	2.1%
Net earnings	723	642	12.6%	3,253	2,973	9.4%
Net earnings attributable to common shareholders	672	606	10.9%	3,040	2,785	9.2%
Adjusted net earnings(1)	794	794	-	3,153	3,151	0.1%
Adjusted EBITDA(2)	2,508	2,394	4.8%	10,106	9,535	6.0%
Net earnings per common share (EPS)	0.74	0.68	8.8%	3.37	3.10	8.7%
Adjusted EPS(1)	0.88	0.89	(1.1%)	3.50	3.51	(0.3%)
Cash flows from operating activities	2,091	1,788	16.9%	7,958	7,384	7.8%
Capital expenditures	(1,153)	(974)	(18.4%)	(3,988)	(3,971)	(0.4%)
Free cash flow(3)	894	1,022	(12.5%)	3,818	3,567	7.0%

“Bell’s strong performance in Q4 closed out a successful year of growth in revenue, adjusted EBITDA and free cash flow, all of which were in line with our financial guidance targets, and continued increases in new subscribers. Our financial targets for 2020 announced today build on our market momentum and positive financial profile across all Bell operating segments,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “Our favourable operational and financial outlook is underpinned by an investment-grade balance sheet, including a healthy liquidity position and a fully funded defined benefit pension plan, together with a capital structure that provides good financial flexibility to support our operating needs and deliver consistent, steady dividend growth for BCE shareholders. And with a regulatory environment going forward that focuses on delivering value to Canadians, our free cash flow generation will enable the capital investments in fibre and wireless network infrastructure necessary to drive future growth of the business and Canada’s ongoing leadership in the sector.”

BCE operating revenue in Q4 was $6,316 million, up 1.6% compared to Q4 2018, led by healthy top-line growth at Bell Wireless and Bell Media that drove 0.9% higher service revenue to $5,276 million. Bell Wireline revenue was stable year over year. Product revenue grew 5.7% to $1,040 million, due mainly to increased wireless transaction volumes and a greater sales mix of higher-value smartphones. For full-year 2019, BCE operating revenue increased in line with our guidance target of 1% to 3% growth: up 2.1% over 2018 to $23,964 million on 1.4% higher service revenue and a 6.6% increase in total product revenue.

Net earnings in Q4 increased 12.6% to $723 million and net earnings attributable to common shareholders totalled $672 million, or $0.74 per share, up 10.9% and 8.8% respectively. Higher net earnings and net earnings per common share were driven by strong growth in adjusted

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EBITDA, decreased severance, acquisition and other costs, and lower other expense due to lower year-over-year non-cash media asset impairment charges. This was partly offset by increased depreciation and amortization expense and higher finance costs. For full-year 2019, net earnings increased 9.4% to $3,253 million while net earnings attributable to common shareholders were $3,040 million, or $3.37 per share, up 9.2% and 8.7% respectively. The adoption of IFRS 16 did not have a significant impact on net earnings.

Adjusted net earnings in Q4 were $794 million, or $0.88 per common share, compared to $794 million, or $0.89 per common share, in Q4 2018. The decrease in adjusted net earnings per share (adjusted EPS) was attributable to the factors discussed above as well as a higher average number of common shares outstanding compared to the previous year. For full-year 2019, adjusted net earnings were $3,153 million compared to $3,151 million in 2018, and adjusted EPS was down 0.3% to $3.50.

Adjusted EBITDA in Q4 grew 4.8% to $2,508 million, driven by increases of 7.4% in wireless, 1.5% in wireline and 16.5% in media. BCE’s consolidated adjusted EBITDA margin (2) increased 1.2 percentage points to 39.7% due to the high flow-through of service revenue growth, increasing broadband Internet scale and ongoing cost discipline as reflected in a 0.3% reduction in total operating costs. Consistent with our guidance target range of 5% to 7% growth for the year, adjusted EBITDA increased 6.0% to $10,106 million in 2019, while BCE’s consolidated EBITDA margin expanded to 42.2% from 40.6% in 2018. Adjusted EBITDA was impacted positively by IFRS 16 as most operating lease expenses are now recorded as depreciation and interest expense rather than operating costs within adjusted EBITDA.

BCE invested $1,153 million in new capital in Q4, compared to $974 million the year before. This timing related year-over-year increase brought total capital expenditures for 2019 to $3,988 million, up slightly from $3,971 million in 2018, and represented a capital intensity(5) ratio (capital expenditures as a percentage of total revenue) of 16.6%, compared to 16.9% the year before. Capital spending in 2019 focused on further expansion of Bell’s combined FTTP and Wireless Home Internet footprints to approximately 760,000 additional locations; the connection of fibre Internet and TV services to more homes and businesses; ongoing wireless network investment, including the deployment of small cells to increase LTE Advanced (LTE-A) coverage, speed and quality, and to expand fibre backhaul in preparation for the launch of 5G service; as well as spending on digital media platforms.

BCE cash flows from operating activities in Q4 were $2,091 million, up 16.9% over last year. The increase was due mainly to adjusted EBITDA growth, lower interest paid and no voluntary contribution made to post-employment benefit plans at the end of 2019 compared to $240 million in 2018, partly offset by higher income taxes paid. Free cash flow decreased 12.5% in Q4 to $894 million, from $1,022 million the year before, due to increased capital expenditures, partly offset by higher cash flows from operating activities excluding acquisition and other costs paid and voluntary pension contributions. For full-year 2019, BCE cash flows from operating activities totalled $7,958 million, up 7.8% compared to 2018, while free cash flow grew in line with our guidance growth target of 7% to 12%, increasing 7.0% to $3,818 million.

In Q4, BCE reported 123,582 net new wireless customers (121,599 postpaid and 1,983 prepaid); 35,639 net new retail Internet customers; 22,039 net new IPTV customers; a net loss of 21,618 retail satellite TV customers; and a net loss of 58,110 retail residential NAS lines.(5)

BCE wireless and retail Internet, TV and residential NAS connections totalled 18,983,510 at the end of 2019, up 1.3% over 2018. The total includes 9,957,962 wireless customers(4), up 3.6%

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(including 9,159,940 postpaid customers, an increase of 3.7%, and 798,022 prepaid customers, up 2.3%); 3,555,601 retail Internet subscribers(4), up 4.3%; 2,772,464 retail TV subscribers, up 0.2% (including 1,767,182 IPTV customers, an increase of 5.5%, and 1,005,282 retail satellite TV customers, down 7.8%); and 2,697,483 retail residential NAS lines, down 8.9%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Wireless operating revenue grew 3.6% in Q4 to $2,493 million, with service revenue up 1.6% to $1,619 million, reflecting continued postpaid subscriber growth and a stronger revenue contribution from prepaid. Product revenue increased 7.4% to $874 million, driven by higher transaction volumes and a greater sales mix of higher-value smartphones. For full-year 2019, operating revenue increased 3.7% to $9,142 million on 2.5% higher service revenue of $6,476 million and product revenue growth of 6.6% to $2,666 million.

Wireless adjusted EBITDA grew 7.4% in Q4 to $944 million, delivering a 1.4 percentage-point increase in margin to 37.9%, as total operating costs increased 1.4% to $1,549 million due to higher costs from premium smartphone sales and support for a growing customer base with increasing data consumption. Improvement in adjusted EBITDA and margin was driven by a high service revenue flow-through, promotional spending discipline and the favourable impact of IFRS 16. For full-year 2019, adjusted EBITDA increased 9.1%, yielding a 2.1 percentage-point margin increase to 42.0%, on a 0.1% increase in operating costs to $5,300 million.

●

Bell added 123,582 total net new postpaid and prepaid customers in Q4, compared to 143,114 last year. For full-year 2019, total postpaid and prepaid net additions grew 7.4% to 515,409, representing our best annual subscriber performance since 2005.

●

Postpaid net additions were 121,599 compared to 121,780 in Q4 2018. Postpaid gross additions in Q4 were up 1.7% over last year, driven by increased market activity during the Black Friday to Christmas holiday period and strong sales execution across our retail channels. For full-year 2019, postpaid net additions were 401,955, down from 447,682 in 2018 due to fewer year-over-year customer additions from our long-term mobile services contract with Shared Services Canada.

●

Postpaid customer churn(5) increased 0.02 percentage points in Q4 to 1.28% due to the seasonally high level of competitive intensity in the quarter and selective matching of aggressive competitor promotions. For full-year 2019, postpaid churn decreased 0.03 percentage points to 1.13%, reflecting Bell’s mobile network quality and focus on subscriber base management.

●

Prepaid net additions totalled 1,983 in Q4, down from 21,334 last year. While gross additions increased 42.9%, reflecting strong demand for our low-cost Lucky Mobile prepaid service and exclusive national retail distribution agreement with Dollarama, customer churn increased 1.96 percentage-points to 5.14%. This was attributable to increased competitive intensity in the discount mobile market and a change in our prepaid deactivation policy at the beginning of 2019 from 120-150 days to 90 days. For full-year 2019, prepaid net additions grew 253.1% to 113,454, with 61.9% higher gross additions and an increase in customer churn to 4.44% from 3.17% in 2018.

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●	Bell’s total wireless customer base in 2019 increased 3.6% to 9,957,962, comprising 9,159,940 postpaid subscribers, up 3.7% over 2018, and 798,022 prepaid customers, up 2.3% year over year.

●

Blended average billing per user (ABPU)(5) decreased 0.4% to $67.20 in Q4, due mainly to the impact of unlimited data plans on data overage revenue, a higher mix of installment plans in the customer base and the dilutive impact of a greater number of prepaid subscribers. For full-year 2019, blended ABPU increased 0.8% to $68.32, with more customers subscribing to higher-value monthly plans including larger data allotments, as well as the flow-through of price changes and subscriber adjustments made at the beginning of 2019.

Bell Wireline

Wireline operating revenue totalled $3,138 million in Q4 compared to $3,137 million last year. Service revenue increased 0.1% to $2,969 million, while product revenue declined 0.6% to $169 million. Higher Internet and IPTV revenue together with growth in business service solutions was offset by lower voice revenue from traditional NAS and long distance services; the impact of acquisition and retention discounts on residential service bundles to match aggressive competitor promotions; lower TV pay-per-view revenue compared to last year; and a decline in low-margin data equipment sales to large business enterprise customers. For full-year 2019, total wireline operating revenue increased 0.7% to $12,356 million on service revenue growth of 0.4% to $11,788 million and 7.2% higher product revenue of $568 million.

Wireline adjusted EBITDA increased 1.5% in Q4 to $1,359 million, delivering a 60 basis-point increase in our industry-leading margin to 43.3%. This was driven by broadband Internet and IPTV subscriber growth, improved year-over-year business markets operating profitability, and a 1.1% reduction in operating costs that reflected the favourable impact of IFRS 16 as well as continued service improvement, spending control and fibre-related operating efficiencies. For a fifth consecutive year, wireline delivered positive adjusted EBITDA growth in 2019, increasing 1.7% to $5,414 million on 0.1% lower operating costs of $6,942 million to yield a 0.4 percentage-point higher margin of 43.8%.

●

Bell added 35,639 new retail Internet customers in Q4, an increase of 9.6% over the year before, reflecting the ongoing growth in high-speed broadband services in Bell’s FTTP and Wireless Home Internet footprints (which together reached approximately 5.4 million locations at the end of 2019, up from approximately 4.6 million in 2018). For full-year 2019, total retail Internet net additions grew 16.5% to 135,861, driven by higher gross activations, including the pull-through of Internet customer activations from Bell’s Alt TV service, and lower residential customer churn.

●	Retail Internet customers totalled 3,555,601 at the end of 2019, an increase of 4.3% over 2018, building on Bell’s position as the leading Internet service provider in Canada.

●

Bell TV added 22,039 net new retail IPTV subscribers, down from 36,473 in Q4 2018 due to the high rate of customer penetration in current Fibe markets, increasing maturity of our Alt TV service and ongoing over-the-top substitution. For full-year 2019, total retail IPTV net additions were 91,476 compared to 110,790 the year before. At the end of 2019, Bell served 1,767,182 retail IPTV subscribers, up 5.5% over last year.

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●

Retail satellite TV net customer losses in Q4 and full-year 2019 improved 7.0% and 4.3%, respectively, to 21,618 and 85,423, due to fewer customer deactivations. At the end of 2019, Bell remained Canada’s #1 TV provider with a combined total of 2,772,464 retail IPTV and satellite TV subscribers, up 0.2% from 2018.

●

Wireline data service revenue was up 1.6% in Q4 to $1,941 million, driven by Internet and IPTV subscriber growth, residential rate increases, higher ARPU from customer upgrades to faster Internet speeds with larger data allotments, and an increase in business service solutions sales. Full-year 2019 wireline data service revenue increased 2.9% to $7,684 million.

●

Retail residential NAS net losses improved 3.2% in Q4 to 58,110, reflecting improved customer retention in Bell’s growing fibre footprint and lapping of the industry’s shift from 3- product to 2-product Internet and TV service bundles that began in mid-2018, which unfavourably impacted new activations. Full-year 2019 retail residential NAS net losses totalled 263,325, up 1.7% over 2018, reflecting ongoing wireless and IP substitution. This resulted in an 8.9% year-over-year decline in Bell’s total residential NAS customer base to 2,697,483 at the end of 2019.

●

Wireline voice revenue decreased 5.8% to $879 million in Q4 and 5.8% to $3,564 million in full-year 2019, due to NAS line reductions, business customer conversions to IP-based data services, and reduced usage of traditional long distance by residential and business customers.

Bell Media

Media operating revenue increased 3.4% in Q4 to $879 million, supported by higher revenue from Crave subscriber growth in 2019 and contract renewals with TV distributors. Advertising revenue was essentially stable as increases in our entertainment, sports and news specialty services and at Astral out of home were offset by softer year-over-year conventional TV and radio performance.

Adjusted EBITDA for Bell Media increased 16.5% to $205 million due to strong revenue growth, while operating costs remained stable at $674 million as the higher costs for sports broadcast rights and ongoing Crave content expansion were offset by the favourable impact of IFRS 16.

For full-year 2019, media operating revenue was up 3.1% to $3,217 million and operating costs improved 2.5% to $2,367 million, resulting in adjusted EBITDA growth of 22.7% to $850 million.

●	CTV was Canada’s most-watched television network in primetime among total viewers in the fall season with 12 of the top 20 shows nationally.

●

TSN remained Canada’s sports leader and most-watched specialty and pay TV channel overall in Q4. Average audiences grew 9% year over year, reflecting strong ratings for TSN key properties, including the Grey Cup, NFL football, MLS soccer, 2020 IIHF World Junior Championship and Toronto Raptors broadcasts. RDS remained the #1 French-language sports network and specialty TV channel in Q4 among adults 25-54.

●	Bell Media’s English-language entertainment specialty TV properties grew audience among total viewers by 7% in Q4. Bell Media is also leading French-language entertainment

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specialty and pay TV with 4 of the top 10 channels (RDS, Super Écran, Canal D and Z) among adults 25-54.

●

Bell Media remained Canada’s top radio broadcaster with national audiences growing 7% in Q4, reaching an average audience of 16.8 million listeners who spent approximately 77 million hours tuned in each week.

●

The digital leader among Canadian media competitors, Bell Media reached 23.5 million unique online visitors monthly and achieved averages of 515 million page views and 1billion minutes spent online each month.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.8325 per common share, payable on April 15, 2020 to shareholders of record at the close of business on March 16, 2020.

OUTLOOK FOR 2020

The table below provides our 2020 financial guidance targets. These ranges take into consideration our current outlook as well as our 2019 consolidated financial results that reflected the favourable impact on adjusted EBITDA and free cash flow growth rates from the adoption of IFRS 16 accounting at the beginning of 2019.

	2019 Guidance	2019 Results	2020 Guidance
Revenue growth	1% – 3%	2.1%	1% – 3%
Adjusted EBITDA growth	5% – 7%	6.0%	2% – 4%
Capital intensity	approx. 16.5%	16.6%	approx. 16.5%
Adjusted EPS	$3.48 – $3.58	$3.50	$3.50 – $3.60
Free cash flow growth	7% – 12%	7.0%	3% – 7%
Annualized common dividend per share	$3.17	$3.17	$3.33
Dividend payout policy(3)	65% – 75% of free cash flow	73.8%	65% – 75% of free cash flow

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2019 results and 2020 financial guidance on Thursday, February 6 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-273-9672 or 416-340-2216. A replay will be available until midnight March 6, 2020 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 1191984#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q4 2019 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common

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shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q4 2019		Q4 2018		2019		2018
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	672	0.74	606	0.68	3,040	3.37	2,785	3.10
Severance, acquisition and other costs	20	0.02	44	0.05	83	0.10	100	0.11
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	45	0.05	(25)	(0.03)	(101)	(0.11)	58	0.07
Net (gains) losses on investments	(13)	(0.01)	27	0.03	44	0.05	47	0.05
Early debt redemption costs	-	-	-	-	13	0.01	15	0.02
Impairment charges	70	0.08	142	0.16	74	0.08	146	0.16
Adjusted net earnings	794	0.88	794	0.89	3,153	3.50	3,151	3.51

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2019 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common

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measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)

	Q4 2019	Q4 2018	2019	2018
Net earnings	723	642	3,253	2,973

Severance, acquisition and other costs	28	58	114	136
Depreciation	865	799	3,496	3,145
Amortization	228	216	902	869
Finance costs
Interest expense	286	259	1,132	1,000
Interest on post-employment benefits obligations	16	18	63	69
Other expense (income)	119	158	13	348
Income taxes	243	244	1,133	995
Adjusted EBITDA	2,508	2,394	10,106	9,535
BCE operating revenues	6,316	6,215	23,964	23,468
Adjusted EBITDA margin	39.7%	38.5%	42.2%	40.6%

(3) The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)

	Q4 2019	Q4 2018	2019	2018
Cash flows from operating activities	2,091	1,788	7,958	7,384
Capital expenditures	(1,153)	(974)	(3,988)	(3,971)
Cash dividends paid on preferred shares	(37)	(46)	(147)	(149)
Cash dividends paid by subsidiaries to NCI	(14)	-	(65)	(16)
Acquisition and other costs paid	7	14	60	79
Voluntary defined benefit pension plan contribution	-	240	-	240
Free cash flow	894	1,022	3,818	3,567

(4) At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: 65,798 subscribers (19,195 postpaid and 46,603 prepaid) due to the completion of the shutdown of the CDMA network on April 30, 2019; 49,095 prepaid subscribers as a result of a change to our deactivation policy mainly from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days; 43,670 postpaid subscribers relating to Internet of Things (IoT) due to a further refinement of our subscriber definition as a result of technology evolution; and 9,366 postpaid fixed wireless Internet customers transferred to Bell Internet.

(5) We use ABPU, churn, capital intensity and subscriber units as key performance indicators to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2020 annualized common share dividend and common share dividend payout policy, our network deployment and capital investment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 6, 2020 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to

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update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 6, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

●	A steady rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.6% in 2019 and 2020
●	Employment gains expected to continue in 2020, as the overall level of business investment is expected to grow but remain variable
●	Interest rates expected to remain at or near current levels
●	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	Increased adoption of unlimited data plans and Smartpay installment payment plans
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
●	Advertising market expected to be impacted by audience declines
●	Continued escalation of media content costs to secure quality programming
●	Declines in broadcasting distribution undertaking (BDU) subscribers and increasing competition from the entrance of more subscription video on demand (SVOD) streaming services in the OTT market
●	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

●	Maintain our market share of incumbent wireless postpaid net additions
●	Higher prepaid customer net additions
●

Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more Fourth Generation (4G) long-term evolution (LTE) and LTE-Advanced (LTE-A) devices and new data services

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●

Expansion of the LTE-A network coverage to approximately 96% of the Canadian population, and launch of initial Fifth Generation (5G) service in urban centres across Canada as compatible smartphones become available

●	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans
●	Unfavourable impact on blended ABPU, driven by reduced data overage revenue due to the introduction of unlimited plans in 2019, and the impact of a higher prepaid mix in our overall subscriber base
●	Increased adoption of unlimited data plans and installment payment plans
●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

●	Positive full-year adjusted EBITDA growth
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Residential household average revenue per user growth from increased penetration of multi-product households and price increases
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Moderating level of promotional activity to acquire new subscribers
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed wireless to the home (WTTH) technology in rural communities
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

●

Revenue performance expected to reflect BDU rate increases, strategic pricing on advertising sales and simultaneous substitution of Canadian advertising during the Super Bowl allowed by the Supreme Court ruling of December 2019 that overturned the Canadian Radio-television and Telecommunications Commission’s (CRTC) 2016 decision

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●	Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content and sports broadcast rights
●	Continued scaling of Crave and launch of Crave with French-language content
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Monetization of content rights and Bell Media properties across all platforms
●	Growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
●	Acquisition of conventional network V along with related digital assets, including the ad-supported VOD service Noovo.ca, subject to regulatory approvals
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2020:

●

Total post-employment benefit plans cost to be approximately $300 million to $320 million, based on an estimated accounting discount rate of 3.1%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $265 million to $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $35 million to $45 million

●	Depreciation and amortization expense of approximately $4,450 million to $4,550 million
●	Interest expense of approximately $1,100 million to $1,125 million
●	An effective tax rate of approximately 27%
●	NCI of approximately $65 million
●	Total cash pension plan funding of approximately $350 million to $375 million
●	Cash taxes of approximately $625 million to $725 million
●	Net interest payments of approximately $1,100 million to $1,125 million
●	Average number of BCE common shares outstanding of approximately 906 million
●	An annual common share dividend of $3.33 per share

The foregoing assumptions, although considered reasonable by BCE on February 6, 2020, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2020 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2020 financial guidance, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

●

regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, the imposition of consumer-related

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codes of conduct, approval of acquisitions, broadcast licensing, foreign ownership requirements, and control of copyright piracy
●

the intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services, and the resulting impact on the cost of customer acquisition and retention, as well as on our market shares, sales volumes and pricing strategies

●	the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments
●

subscriber and viewer growth is challenged by changing viewer habits and the expansion of OTT TV and other alternative service providers, which may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

●

rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content to drive revenues and subscriber growth

●	the proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure
●	higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention
●

adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

●

the inability to protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

●

the failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure

●	the failure to continue investment in next-generation capabilities in a disciplined and strategic manner
●	the inability to drive a positive customer experience in all aspects of our engagement with customers
●	the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings
●	the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks
●	the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework
●	the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion
●	the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions
●	events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities
●	in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

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●	the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment
●	labour disruptions
●

our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

●	changes to our base of suppliers or outsourcers that we may decide or be required to implement
●	the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers
●	security and data leakage exposure if security control protocols affecting our suppliers are bypassed
●	the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards
●	the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth
●	uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained
●	the inability to manage various credit, liquidity and market risks
●	pension obligation volatility and increased contributions to post-employment benefit plans
●	new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits
●	the failure to reduce costs as well as unexpected increases in costs
●	the failure to evolve practices to effectively monitor and control fraudulent activities
●	the unfavourable resolution of legal proceedings and, in particular, class actions
●	new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations
●	the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
●	health concerns about radiofrequency emissions from wireless communications devices and equipment
●	the inability to maintain operational networks and provide services to customers in the event of epidemics, pandemics or other health risks

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2020 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2020 is incorporated by reference in this news release.

About BCE

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BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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